SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of August, 2003
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  INVESCO ANNOUNCES ORGANIZATIONAL CHANGES
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INVESCO ANNOUNCES ORGANIZATIONAL CHANGES

Harris Named CEO of INVESCO North America
Ridley to Head INVESCO Alternatives Group
Cox to Head North American Distribution

Atlanta, GA--August 21, 2003--John Rogers, chief executive officer of the INVESCO division of AMVESCAP PLC, today announced several internal organizational changes, effective today. Hubert L. (Herky) Harris, Jr. becomes chief executive officer of INVESCO North America, which includes investment product groups based in Atlanta, Denver, Louisville, and New York. He will report to John Rogers who previously had that role as well as his current role.

Additionally, INVESCO Alternatives Group, a new business unit of INVESCO, will be formed by joining two of INVESCO North America's current groups, INVESCO Private Capital and INVESCO Realty Advisors. David Ridley, currently head of INVESCO Realty Advisors, also becomes CEO of INVESCO Alternatives Group, reporting to John Rogers.

"I'm pleased that Herky Harris is joining the senior management team at INVESCO. We will all benefit from his managerial skills and the broad knowledge of AMVESCAP he brings to INVESCO," said John Rogers. "Under the leadership of David Ridley, the INVESCO Alternatives Group is poised to bring an enhanced focus on these key global products that are important to the growth of INVESCO," Rogers added.

Harris remains as chairman of AMVESCAP Retirement while Robert J. O'Connor, currently president and chief operating officer, becomes chief executive officer.

Other INVESCO divisions, INVESCO UK, INVESCO Continental Europe, and INVESCO Asia/Pacific, remain unchanged.

Furthermore, Tony Cox becomes head of INVESCO's North American distribution business. He will have responsibility for all sales, marketing and relationship management functions. Cox, currently head of INVESCO's Financial Institutions Group, replaces Frank Keeler who has announced his intent to retire from INVESCO at the end of 2003.

"I want to personally thank Frank Keeler for his many years of service to INVESCO and AMVESCAP," said Rogers. "Tony Cox has the right set of management skills and industry knowledge to continue our strong distribution efforts."

With $165.9 billion in assets under management (as of June 30, 2003), INVESCO manages investment products that span a wide range of asset classes from fixed income to value, core, and growth equities to alternative investments such as real estate and private capital. Products are marketed worldwide to both individual and institutional clients, are distributed through a variety of channels, and serviced by professionals based throughout North America, Europe and Asia.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO, and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in more than 100 countries. The Company is listed on the London, New York, Paris, and Toronto stock exchanges with the symbol "AVZ."

For further information, contact:

Douglas Kidd                                Phone:   001 404-479-2922
Bill Hensel                                 Phone:   001 404-479-2886





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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date 22 August, 2003                 By   /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary